Exhibit A

 Calculation of Filing Fees Table

	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to Be Paid	$192,341,207	0.00014760	$28,389.56
Fees Previously Paid	$0.00		$0.00
Total Transaction Valuation	$192,341,207
Total Fees Due for Filing			$28,389.56
Total Fees Previously Paid			$0.00
Total Fee Offsets			$0.00
Net Fee Due			$28,389.56